[Antero letterhead]

June 10, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention:  Mr. H. Roger Schwall

Re:                               Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File Nos. 333-164876, 333-164876-01, 333-164876-02, 333-164876-03, 333-164876-04, 333-164876-05 and 333-164876-06), as amended, of Antero Resources Finance Corporation,  Antero Resources Appalachian Corporation, Antero Resources Pipeline Corporation, Antero Resources Piceance Corporation, Antero Resources Midstream Corporation, Antero Resources Corporation and Antero Resources LLC (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, June 14, 2010, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrants acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (303) 357-7310 with any questions regarding this matter.

Very truly yours,

ANTERO RESOURCES FINANCE CORPORATION

By:	/s/ GLEN C. WARREN, JR.
Glen C. Warren, Jr.
President and Chief Financial Officer

cc:                                 Parker Morrill, Securities and Exchange Commission

David P. Oelman, Vinson & Elkins L.L.P.